SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-53042
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
For Period Ended:    September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Full Name of Registrant Otter Tail Ag Enterprises, LLC
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 24096 - 170th Avenue
City, State and Zip Code Fergus Falls, MN 56537-7518
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) (b) (c)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K within the prescribed period without unreasonable expense because management has not been able to complete the preparation of the Form 10-K.  The Company fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony Hicks	(218)	998-4301
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).☒  Yes   ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended September 30, 2009, we had revenues of approximately $96 million.  For the year ended September 30, 2008, we had revenues of approximately $70.1 million. The increase in our revenues of approximately $25.9 million, or 37 percent, was due to our Plant only becoming operational in the second quarter of fiscal 2008.  Our increase in revenues reflects the additional amount of time that the Plant was operational in fiscal year 2009 versus fiscal year 2008, and the corresponding greater volume of ethanol sales.

Our net loss was approximately $21.5 million and $8.7 million for the fiscal years ended September 30, 2009 and 2008, respectively, an increase of 147 percent for fiscal year 2009 over 2008.  The increase in our net loss was primarily the result of the continued poor margin situation in the ethanol industry during fiscal year 2009, as well as an impairment of plant and process equipment charge of $12.5 million during the year.

Otter Tail Ag Enterprises, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 29, 2009	By	/s/ Anthony Hicks
Anthony Hicks, Chief Executive Officer and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.